

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-mail
Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
65 Commerce Way
Hackensack, New Jersey 07601

>   **Re: ADMA Biologics, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed March 29, 2012**
>   **File No. 333-180449**

Dear Mr. Grossman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    - Describe how and when a company may lose emerging growth company status;

- A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- Your election under Section 107(b) of the Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

2. We note the comment letters from the staff dated March 9, 2012 and April 12, 2012 regarding your Form 8-K filed on February 13, 2012, as amended. Please be advised that your outstanding comments concerning the Form 8-K must be resolved prior to the effectiveness of this Form S-1 registration statement. Additionally, to the extent you amend the Form 8-K, in response to comments or otherwise, please revise to make any applicable conforming changes to this Form S-1.

3. We note your pending confidential treatment request related to Exhibits 10.8 and 10.9 incorporated by reference to your Form 8-K filed on February 13, 2012. Please note that the staff must act on this confidential treatment request before the acceleration of effectiveness of this Form S-1.

4. It appears that the offering by the selling stockholders may be an indirect primary offering rather than a secondary offering. Please revise to name each of the selling stockholders as underwriters and to conduct the offering at a fixed price or provide detailed legal analyses explaining why this is not necessary.

<u>Outside Cover Page of Prospectus</u>

5. We note on page 39 and elsewhere that your common stock is not traded on any national securities exchange but that you will seek to have the common stock quoted on the OTCBB. Notwithstanding our comment 4 above, please revise here to state that the selling stockholders will sell their shares at a fixed price per share until your shares are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

Signatures

6. Please revise so that the second half of the signature block is signed by persons with the indicated capacity of principal financial officer and either principal accounting officer or controller.

Exhibit 5.1

7. Please delete the second sentence in the first full paragraph on page 2. Such a limitation on the scope of documents examined is not appropriate. In addition this appears inconsistent with the first sentence on page 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Roland S. Chase
       SNR Denton US LLP